January 10, 2006

Via Facsimile ((312) 984-7700) and U.S. Mail

Stanley H. Meadows, Esq.
McDermott, Will & Emery LLP
227 West Monroe Street
Chicago, IL  60606

Re:	CPI Corp.
	Schedule TO-I filed December 30, 2005
	SEC File No. 005-33916

Dear Mr. Meadows:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibits
1. We note in the press releases dated December 21 and 30, 2005 you refer to the definition of forward-looking statements included in the
Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the
Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.

Offer to Purchase

Cover page
3. Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e4-
(f)(1)(i).
See Question and Answer 8 in Exchange Act Release No. 16623 (March
5,
1980).

The Tender Offer

Purposes of the Tender Offer, page 12
4. Please update the information with regard to the stock repurchase plan to a date more recent than February 2005.
5. We note that if you are unable to obtain the funds necessary to complete the tender offer through the amended credit facility, you may use funds from the Rabbi Trust and that the shares transferred to the trust would remain outstanding. Explain how the purpose of the tender offer would be affected if that were to occur. Also, describe who would have beneficial ownership of the shares transferred to the
Rabbi Trust and how that may affect control of the company.

Conditions of the Tender Offer, page 20
6. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source and Amount of Funds, page 24
7. Please provide the information required by Item 1007(d) of Regulation M-A.

Certain Information Concerning CPI, page 25
8. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4).
9. We note that you attempt to incorporate by reference into the offering document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Interests of Directors and Executive Officers, page 29
10. With respect to your disclosure in the last paragraph of this section please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Stanley H. Meadows, Esq.
McDermott, Will & Emery LLP
January 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE